UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

WatchIt Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45678X103
(CUSIP Number)

Raymond R. Kripaitis, Jr. 39 Wyandotte Ave. Oceanport, NJ 07757 (732) 859-2019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

1	NAME OF REPORTING PERSONS Raymond R. Kripaitis, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* includes shares which could be issued upon the conversion of a convertible note of the Issuer with a conversion cap of 4.99% held by Seas Capital, LLC of which Mr. Kripaitis is the sole member.

** The percentage ownership is based on 610,462,659 shares of Common Stock of the Issuer outstanding.

Item 1.     Security and Issuer.

The securities consist of the Common Stock of Watchit Technologies, Inc., a Nevada corporation. The principal executive and administrative office of the Issuer is 229 Airport Rd. Ste 7-151, Arden, NC 28704.

Item 2.     Identity and Background.

(a)     The reporting person:

Raymond R. Kripaitis, Jr.

(b)     Residence or Business Address:

39 Wyandotte Ave.
Oceanport, NJ 07757-1728

(c)     Principal Occupation:

Entrepreneur engaging in investment opportunities

(d)     Criminal Proceedings:

Mr. Kripaitis has not been convicted in any criminal proceeding during the past five years.

(e)     Civil Proceedings:

Mr. Kripaitis has not been a party to a civil proceeding of any kind during the past five years.

(f)     Mr. Kripaitis is a citizen of the USA

Item 3.     Source and Amount of Funds or Other Consideration.

The original source of funds were the personal funds of Mr. Kripaitis.

Item 4.     Purpose of Transaction.

Mr. Kripaitis acquired the Issuer’s Common Stock for investment purposes. Mr. Kripaitis may acquire and dispose of the Issuer’s securities from time to time in open market sales or in private transactions with third party purchasers

Item 5.     Interest in Securities of the Issuer.

(a)     Mr. Kripaitis no longer holds directly any shares of the Issuer’s Common Stock. He holds a convertible note from the Issuer, with a conversion cap of 4.99%, which could be converted at his option into up to 20,000,000 shares.

(b)     From March 9 through March 11, 2011, Mr. Kripaitis disposed of 4,713,134 of the Issuer’s Common Stock in open market transactions at $0.011 per share. On March 15, 2011, Mr. Kripaitis sold 2,000,000 shares of the Issuer’s Common Stock at a price per share of $0.0075 in a private sale.

(c)     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Issuer’s Common Stock.

(d)     Mr. Kripaitis ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on March 15, 2011.

Item 6.     Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

Date: March 21, 2011	By:	/s/ Raymond R. Kripaitis, Jr.